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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------

                                  SCHEDULE 13D
                               (Amendment No. 3)*

                                 Futuremedia PLC
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                                (Name of Issuer)

                                 Ordinary Shares
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                         (Title of Class of Securities)

                                  360912-109**
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                                 (CUSIP Number)

                              Holland & Knight LLP
                                  195 Broadway
                               New York, NY 10007
                          Attn: Mark A. Saunders, Esq.
                               Tel: (212) 513-3200
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 23, 2003
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             (Date of Event Which Requires Filing of this Statement)

                               -------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [ ]

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**There is no CUSIP Number assigned to the Ordinary Shares. CUSIP Number 360912-109 has been assigned to the American Depositary Receipts of Futuremedia PLC, which are quoted on the Nasdaq SmallCap Market under the symbol "FMDAY". Ordinary Shares and American Depositary Receipts are counted equally for purposes of calculating beneficial ownership herein.




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-------------------------------------------------------------------------------
CUSIP No. 360912-109                   13D
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   1.       NAMES OF REPORTING PERSONS.
            Rennes Fondation
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
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   2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                       (b) [X]
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   3.       SEC USE ONLY
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   4.       SOURCE OF FUNDS*     WC
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   5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
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   6.       CITIZENSHIP OR PLACE OF ORGANIZATION
            Liechtenstein
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             NUMBER OF           7. SOLE VOTING POWER:               11,973,595
              SHARES             ----------------------------------------------
           BENEFICIALLY          8. SHARED VOTING POWER
             OWNED BY            ----------------------------------------------
               EACH              9. SOLE DISPOSITIVE POWER:          11,973,595
             REPORTING           ----------------------------------------------
            PERSON WITH          10. SHARED DISPOSITIVE POWER
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  11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
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            11,973,595
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  12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                [ ]
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  13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.31%(1)
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  14.       TYPE OF REPORTING PERSON*       OO
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--------
(1) Based upon total outstanding Ordinary Shares of 78,194,457 reported in the Issuer's Form 20-F filed November 17, 2003.



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-------------------------------------------------------------------------------
CUSIP No. 360912-109                  13D
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-------------------------------------------------------------------------------
      1.    NAMES OF REPORTING PERSONS. Jobelin Fondation I.R.S.
            IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
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      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                       (b) [X]
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      3.    SEC USE ONLY
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      4.    SOURCE OF FUNDS*       WC
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      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or  2(e)                                [ ]
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      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Liechtenstein
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           NUMBER OF            7.  SOLE VOTING POWER: 0
             SHARES             -----------------------------------------------
          BENEFICIALLY          8.  SHARED VOTING POWER
            OWNED BY            -----------------------------------------------
              EACH              9.  SOLE DISPOSITIVE POWER: 0
           REPORTING            -----------------------------------------------
          PERSON WITH           10. SHARED DISPOSITIVE POWER
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     11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
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            0
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     12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                       [ ]
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     13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%
-------------------------------------------------------------------------------
     14.    TYPE OF REPORTING PERSON*     OO
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         Rennes Fondation and Jobelin Fondation hereby amend and supplement the
Statement on Schedule 13D, originally filed on March 22, 2000 by Rennes Fondation (as heretofore amended and supplemented, the "Schedule 13D"), with respect to the beneficial ownership of Ordinary Shares of Futuremedia PLC, ("Futuremedia" or the "Issuer"). As used herein, Rennes Fondation and Jobelin Fondation are referred to individually as a "Reporting Person" and collectively as the "Reporting Persons".

         Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

         This Amendment No. 3 to the Schedule 13D is filed by the Reporting Persons in accordance with Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of Amendment No. 2 to Schedule 13D on May 13, 2003.

         Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is amended by adding the following:

         "Between and including September 2003 and February 2004, Rennes Fondation sold 1,257,800 Ordinary Shares on the open market at various prices per share. On February 26, 2004, Rennes Fondation received a share certificate for 3,550,000 shares that it subscribed for on April 23, 2003 in a private placement at $0.10 per share. The subscription was made pursuant to and in accordance with the terms of a subscription agreement between the Issuer and Rennes Fondation dated April 14, 2003.

         Jobelin Fondation sold all of its 447,778 Ordinary Shares in September 2003, and no longer beneficially owns any Ordinary Shares."

         Item 5. Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is amended by replacing it with the following:

         "(a)

                  (i) As of the date hereof, Rennes Fondation is deemed to be the beneficial owner of 11,973,595 Ordinary Shares, which represents approximately 15.31% percent of the issued and outstanding Ordinary Shares of the Issuer.

                  (ii) As of the date hereof, Jobelin Fondation is not deemed to be the beneficial owner of any Ordinary Shares of the Issuer.

         (b)
                  (i) As of the date hereof, the Rennes Fondation has sole voting power and sole dispositive power with respect to 11,973,595 Ordinary Shares of the Issuer.

                  (ii) As of the date hereof, Jobelin Fondation has sole voting power and sole dispositive power with respect to zero Ordinary Shares of the Issuer.

         (c) Other than the transactions described in Item 3 above, neither Rennes Fondation nor Jobelin Foundation has effected the any transactions in the Ordinary Shares of the Issuer in the past 60 days.

         (d) Not applicable.

         (e) Not applicable."



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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 27, 2004



                                            RENNES FONDATION


                                            By: /s/ Rolf Herter
                                                ----------------------------
                                            Name: Rolf Herter
                                            Title: Director




                                            JOBELIN FONDATION


                                            By: /s/ Rolf Herter
                                                ----------------------------
                                            Name: Rolf Herter
                                            Title: Director






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